EXHIBIT 99.1

Just Energy Announces Sale of UK Operations; Identifies a Further C$20 Million of Cost Savings in North American Operations

  Sale of Hudson Energy Supply UK Ltd. narrows operational focus to North America
  Approximately C$20 million of additional identified cost savings bring total annualized cost savings initiatives announced so far in fiscal 2020 to approximately C$60 million
  Just Energy continues to focus on improving and optimizing the business as strategic review process continues

TORONTO, Oct. 08, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or “the Company”) (TSX:JE) (NYSE:JE) announced today that it has executed a share purchase agreement to sell the Company’s UK operations, Hudson Energy Supply UK Limited (“Hudson UK”), to Shell Energy Retail Limited (“Shell Energy Retail”) for up to £10.5 million (approximately C$17 million). In addition, the Company has identified an incremental approximate C$20 million in annualized cost savings through its ongoing optimization efforts.

“The sale of our UK operations is part of our broader strategy to concentrate on our higher-margin North American operations, while also improving our liquidity,” said Scott Gahn, President and Chief Executive Officer of Just Energy. “As well as refocusing our geographic footprint, we have undertaken an in-depth review of our operations and identified ways to improve our business by boosting efficiency and lowering costs.”

Sale of Hudson UK
The sale of Hudson UK advances Just Energy’s plan to streamline its operations, allowing the Company to narrow its geographic focus and concentrate on its core operations. In addition, the sale improves Just Energy’s liquidity position by eliminating significant capital investments in Hudson UK that would otherwise have been required in the short term to support the UK operations and to further grow the UK business.

Pursuant to the share purchase agreement, Just Energy will receive £2 million (approximately C$3.2 million) at closing and up to £8.5 million (approximately C$13.8 million) to be paid depending on whether the Office of Gas and Electricity Markets (Ofgem) or the Department for Business, Energy and Industrial Strategy reinstate the capacity market payments in the UK within a specified period of time. Until completion, both companies will continue to operate independently. Under the terms of the deal, on completion, Hudson UK will operate as a wholly-owned subsidiary of Shell Energy Retail Limited. Just Energy is committed to lowering leverage and expects to apply the proceeds from the sale against its indebtedness.

The Company is confident that Shell Energy Retail is a strong partner for its UK-based customers, allowing them to benefit from Shell Energy Retail’s extensive renewable energy offerings and strong customer service. Hudson UK supplies around 200,000 UK residential customers with gas and 100% renewable electricity through its residential trading arm, Green Star Energy, as well as providing bespoke gas and 100% renewable electricity contracts to around 2,000 commercial customers.

The transaction is subject to customary closing conditions, including merger control approval and is expected to close by the end of 2019.

The Board of Directors received financial advice and an opinion from its financial advisor, National Bank Financial Inc., that as of the date of the opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration payable by Shell Energy Retail pursuant to the sale of Hudson UK is fair, from a financial point of view, to the Company.

The accounting for the sale of Hudson UK is being finalized and a non-cash impairment as a result of the expected sale will be included in Just Energy’s second quarter financial statements under discontinued operations.

Additional cost savings identified
Following an in-depth review of its business, Just Energy has identified several opportunities to improve efficiency and profitability. Incremental savings will be achieved by eliminating low-value activities in non-selling costs, optimizing online commission spending to eliminate low-return deals and through improved efficiency in our customer care group.

These improvements are in addition to cost reductions of approximately C$40 million identified at the end of fiscal 2019, bringing the total FY2020 cost savings to approximately C$60 million, net of costs associated with severance and Just Energy’s strategic review process.

Strategic review process
The strategic review process initiated in early June is ongoing and the board is comfortable with the progress to date. Just Energy has not set a speciﬁc timeframe for the conclusion of the strategic review. The Company plans to provide an update when the Board has approved a speciﬁc course of action.

While the process is ongoing, Just Energy is focused on improving and optimizing the business. The Company continues to implement measures designed to lower costs by eliminating unnecessary overhead and low-return investments, improve the quality of its customer base and fortify operational and financial controls.

In addition to improvements to its operations, Just Energy has strengthened and stabilized its leadership team with the recent appointments of Mr. Gahn as Chief Executive Ofﬁcer and Walter M. Higgins III as a director. Each brings to Just Energy deep expertise and extensive experience in the energy sector.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including statements regarding the Company’s financial outlook. Forward-looking statements in this press release include, but are not limited to, statements and information regarding the completion of the sale of Hudson UK and the timing for completion thereof, the satisfaction of closing conditions to the sale of Hudson UK, the achievement of the contingent consideration in the sale of Hudson UK, the improvement of the Company’s liquidity position as a result of the sale of Hudson UK, the accounting treatment for the sale of Hudson UK and the size of the non-cash impairment resulting from the sale of Hudson UK, the Company’s ability to improve its business by boosting efficiency and lowering costs, the success of the Company’s cost reductions and optimization efforts, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, and the results of the strategic review process. These statements are based on current expectations and assumptions that are believed to be reasonable, but that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, weather conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com. All of the forward-looking statements in this press release are qualified by the foregoing cautionary statements. Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Scott Gahn
Chief Executive Officer
Phone: (713) 412-8314
sgahn@justenergy.com

or

Investors
Michael Cummings
Investor Relations
Phone: (617) 982-0475
michael.cummings@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca